Exhibit 5.4

womblebonddickinson.com

Womble Bond Dickinson (US) LLP

46239	One West Fourth Street
Winston-Salem, NC27101

Reynolds American Inc. 401 North Main Street
t: 336.721.3600 f: 336.721.3660
Winston-Salem, NC 27101

Re:	Offering Pursuant to Registration Statement on Form F-3 (File No. 333-288448)
Ladies and Gentlemen:
We have acted as special North Carolina counsel to Reynolds American Inc., a North Carolina corporation (“RAI”), in connection with underwritten public offerings by B.A.T Capital Corporation, a Delaware corporation (“BATCAP”).
BATCAP is offering $750,000,000 aggregate principal amount of BATCAP’s 5.300% notes due 2033 and $750,000,000 aggregate principal amount of BATCAP’s 5.550% notes due 2036 (the “Notes”), which Notes are guaranteed by certain guarantors, including RAI (such guarantees of RAI, the “RAI Guarantees”), pursuant to a registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 1, 2025 (File No. 333-288448) (the “Registration Statement”), as described in a prospectus supplement, dated August 3, 2026 (the “Prospectus Supplement”). The Notes will be issued pursuant to an indenture, dated as of September 6, 2019, by and among BATCAP, the guarantors party thereto (including RAI), Citibank, N.A., as trustee (the “Trustee”), and Citibank, N.A., as registrar, transfer agent, calculation agent and initial paying agent, as supplemented by the supplemental indenture no. 26 and supplemental indenture no. 27, each dated as of August 5, 2026 by and among BATCAP, the guarantors party thereto (including RAI), and the Trustee (as so supplemented, the “Indenture”). The RAI Guarantees are set forth in the Indenture. BATCAP and the guarantors party to the Indenture (including RAI) have entered into an underwriting agreement, dated August 5, 2026, with Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Santander US Capital Markets LLC, and Wells Fargo Securities, LLC.
In rendering the opinions set forth herein, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the following documents, corporate records and other instruments: (i) the Indenture; (ii) the Amended and Restated Articles of Incorporation of RAI filed with the North Carolina Secretary of State on July 25, 2017; (iii) the Second Amended and Restated Bylaws of RAI; (iv) the unanimous written consent of the board of directors of RAI dated June 14, 2019; (v) the unanimous written consent of the board of directors of RAI
Womble Bond Dickinson (US) LLP is a member of Womble Bond Dickinson (International) Limited, which consists of independent and autonomous law firms providing services in the US, the UK, and elsewhere around the world. Each Womble Bond Dickinson entity is a separate legal entity and is not responsible for the acts or omissions of, nor can bind or obligate, another Womble Bond Dickinson entity. Womble Bond Dickinson (International) Limited does not practice law. Please see www.womblebonddickinson.com/us/legal-notice for further details.

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dated August 20, 2020; (vi) the unanimous written consent of directors of RAI dated June 27, 2022; (vii) the unanimous written consent of directors of RAI dated June 12, 2025; and (viii) the certificate of existence of RAI issued by the North Carolina Secretary of State dated August 5, 2026 (the “Certificate of Existence”). As to any facts relevant to our opinions, we have relied upon a certificate from an officer of RAI.
Based upon and subject to the foregoing and the further limitations and qualifications hereinafter expressed, it is our opinion that as of the date hereof:
1.RAI is a corporation in existence under the laws of the State of North Carolina.
2.RAI has the corporate power to enter into and perform its obligations under the RAI Guarantees.
3.RAI has authorized the execution, delivery, and performance of the RAI Guarantees by all necessary corporate action.
In our examination, we have assumed the legal capacity of all natural persons, the incumbency of all persons designated as officers, directors or similar representatives of legal persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified, conformed, facsimile, electronic or photostatic copies. We have also assumed that the parties (other than RAI) had or will have the power, corporate or other, to enter into and perform all obligations in connection with the matters addressed by this opinion, and that they have or will have duly authorized by all requisite action, corporate or other, such obligations. We have further assumed that all parties have or will have duly executed and delivered all agreements and documents related to the matters addressed by this opinion and that the obligations thereunder are or will be valid and binding against all parties undertaking them.
The opinions set forth herein are limited to matters governed by the laws of the State of North Carolina, and no opinion is expressed herein as to the laws of any other jurisdiction. We express no opinion concerning any matter respecting or affected by any laws other than laws that a lawyer in North Carolina exercising customary professional diligence would reasonably recognize as being directly applicable to RAI, the issuance of the Notes, or both. Without limitation, we express no opinion regarding the enforceability of the RAI Guarantees. Our opinions expressed herein are as of the date hereof, and we undertake no obligation to advise you of any changes in applicable law or any other matters that may come to our attention after the date hereof that may affect our opinions expressed herein. In rendering our opinion numbered 1 above, we have relied solely upon the Certificate of Existence.
This opinion is furnished to you in connection with the filing by British American Tobacco p.l.c. with the Commission of a Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”), which will be incorporated by reference into the Registration Statement. We hereby consent to the filing of this opinion with the Commission as an exhibit to the Form 6-K and to the incorporation by reference of this opinion into the Registration Statement. This opinion may be relied upon by Cravath, Swaine & Moore LLP in connection with the filing of its own opinion as to the Notes and related guarantees as an exhibit to the Form 6-K.

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We also consent to the reference to our firm under the heading “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission.

Very truly yours,

/s/ Womble Bond Dickinson (US) LLP
Womble Bond Dickinson (US) LLP